Delisting Determination,The Nasdaq Stock Market, LLC,
June 5, 2013, DynaVox Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of DynaVox Inc.
(the Company), effective at the opening of the trading session on June 17, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company's common stock no longer qualified for listing on the Exchange pursuant to Listing Rule 5455(a)(1).
The Company was notified of the Staffs determination on April 5, 2013. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 16, 2013.